Exhibit 99.1

NexGen's Winter Assays Confirm Uranium Mineralization in Newly Discovered Areas of the A0 Shear, 160 m Northwest and Northeast Along Strike from the A1 and A2 Shears, and Strong Continuity From Infill Drilling at Arrow Deposit

VANCOUVER, July 9, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to report assay results for all fifty-four holes from our recently concluded winter drilling program on our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

Assays have confirmed uranium mineralization was intersected in areas representing significant step outs to the northeast and northwest of the Arrow Deposit representing large, wide-open areas of potential mineralization growth. Additionally, uranium mineralization was intersected in both A1 and A2 Inferred expansion areas. Further, the A3 high-grade domain infill program, designed to convert Inferred Mineral Resources into the Indicated category proved successful.

New Areas of Uranium Mineralization:

Discovery of A0 Shear

•	AR-18-187c3 intersected 2.5 m at 0.47% U3O8 (546.0 to 548.5 m) and 8.5 m at 0.21% U3O8 (596.5 to 605.0 m), 95 m outside of the 2017 RPA Mineral Resource Estimate. This hole is approximately 40 m along strike to the southwest of GAR-17-001 (1.43% U3O8 over 8.0 m). To date, neither hole has been included in the Arrow mineral resource.

New Mineralization Intersected 160 m Northwest of the A0 Shear

•	AR-18-208c1 intersected 0.5 m at 0.60% U3O8 (637.5 to 638.0 m) and 3.0 m at 0.35% U3O8 (686.0 to 689.0 m), 175 m outside of the 2017 RPA Mineral Resource Estimate.

New Mineralization Intersected to the Northeast of the A1 and A2 Shears

•	AR-18-189c4 intersected 7.0 m at 1.78% U3O8 (819.0 to 826.0 m) including 2.0 m at 5.86% U3O8 (822.5 to 824.5 m) and 36.5 m at 0.56% U3O8 (832.0 to 868.5 m), 215 m outside of the 2017 RPA Mineral Resource Estimate. This hole is approximately 35 m along strike to the northeast of AR-15-050 (0.47% U3O8 over 19.5 m).

AR-18-187c3, AR-18-208c1 and AR-18-189c4 represent significant step-outs from the 2017 resource shells and are new areas of mineralization requiring more drilling to define mineralization.

A2 Expansion and A3 Infill Drilling:

A2 Shear Expansion

Expansion drilling in the A2 shear was focussed on Inferred resource growth, successfully intersecting uranium mineralization along strike to the northeast of the Arrow Deposit and down dip from the A2 high-grade domain.

•	AR-18-186c1 intersected 23.5 m at 3.87% U3O8 (530.0 to 553.5 m) including 6.5 m at 8.36% U3O8 (532.5 to 539.0 m), 60 m along strike to the northeast of the 2017 RPA Mineral Resource Estimate high-grade domain. This hole is approximately 45 m along strike to the northeast of AR-16-102c2 (0.48% U3O8 over 9.5 m).
•	AR-18-200c2 intersected 36.0 m at 1.03% U3O8 (739.0 to 775.0 m) including 14.0 m at 2.37% U3O8 (532.5 to 539.0 m) 80 m down-dip from the 2017 RPA Mineral Resource Estimate high-grade domain. In addition, AR-18-200c1 intersected 16.0 m at 0.99% U3O8 (743.5 to 759.5 m) 50 m up-dip and southwest of AR-18-200c2.

These results in the A2 Shear Expansion represent significant step-outs from the 2017 resource shells and are new areas of mineralization requiring more drilling to define mineralization.

A3 Shear Infill

The following results from the A3 high-grade domain drilling all contributed to converting Inferred to Indicated Mineral Resources. Indicated Mineral Resources will form the basis of the Pre-Feasibility Study scheduled for Q3/early Q4 2018 release.

•	AR-18-186c2 intersected 32.5 m at 1.52% U3O8 (455.5 to 488.0 m) including 2.0 m at 18.65% U3O8 (462.0 to 464.0 m). This hole also represents a successful expansion of the A3 high-grade domain.
•	AR-18-197c3 intersected 17.5 m at 1.10% U3O8 (638.0 to 655.5 m) including, 4.0 m at 2.57% U3O8 (642.5 to 646.5 m). This hole represents a successful infill intersection at 25.0 m spacing in the A3 domain.
•	AR-18-202c1 intersected 11.5 m at 1.0% U3O8 (512.0 to 523.5 m) and 5.0 m at 3.35% U3O8 (532.0 to 537.0 m). This hole represents a successful infill intersection at 25.0 m spacing in the A3 high-grade domain.

Drill hole locations and long sections are shown in Figures 1 to 4. Drill hole assay results are displayed in Tables 1 and 2.

Development, Activities & Financial

•	Pre-feasibility staged technical studies including geotechnical work, hydrogeological work, and metallurgy continue in advance of the updated Mineral Resource Estimate and maiden Pre-Feasibility Study scheduled for the end of Q3 / early Q4 2018.
•	The Company has cash on hand of approximately $145 million.

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "All U3O8 assays from the winter 2018 drill program have been returned and confirm the discovery of uranium mineralization both in the A0 shear zone, and the area 160 m northwest of the A0 shear zone. Additionally, confirmation of uranium mineralization intersected to the northeast of the A1 and A2 shear zones with the AR-18-189 series holes continues to expand the footprint of the Arrow Deposit. All of these potential news zones - A0, 160 m northwest and northeast strike extensions require additional drilling which is a focus of the current  summer drilling program.  The continued success of resource expansion and near Arrow exploration drilling, from my experience, indicates the absolute scale of the Arrow Deposit will not be fully realized without significantly more drilling. Furthermore, the infill drilling results highlight the strong continuity across the Arrow Deposit as well as the robustness of the Arrow Mineral Resource model, from which the Indicated Mineral Resources will form the basis of the Pre-Feasibility Study. The team is looking forward to following up on results from the Winter 2018 program, while in parallel advancing key project development initiatives.

Leigh Curyer, Chief Executive Officer, commented: "The 2018 winter drill program was a shift in direction predominantly designed to boldly test the outer footprint of Arrow and resulted in the discovery of new areas of uranium mineralization. I congratulate the entire team for their dedication to this initiative. These results indicate significant drilling remains ahead to define these areas and other targets in and around Arrow prior to the ultimate extent of mineralization at Arrow is defined.  It is truly a unique situation whereby the size and extent of Arrow is continuing to evolve in parallel to conducting the project studies and initiatives to optimally advance the project towards production."

Figure 1: Arrow and South Arrow Drill Hole Locations

Figure 2: A3 Shear Mineralized Long Section

Figure 3: A2 Shear Mineralized Long Section

Figure 4: A1 Shear Mineralized Long Section

Table 1: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-18-186c1	330	-68	840.5	132	389.0	392.0	3.0	0.52
					405.5	406.0	0.5	0.05
					412.5	413.0	0.5	0.70
					417.0	426.5	9.5	0.09
					430.0	446.5	16.5	1.51
					454.0	463.5	9.5	0.11
					466.5	469.5	3.0	0.04
					506.0	515.5	9.5	0.06
					530.0	553.5	23.5	3.87
				incl.	532.5	539.0	6.5	8.36
					582.5	598.5	16.0	1.00
					666.0	666.5	0.5	0.03
					744.5	746.5	2.0	0.07
AR-18-186c2	330	-68	561.5	N/A	393.0	394.5	1.5	0.05
					406.0	407.0	1.0	0.15
					410.5	411.5	1.0	0.07
					432.0	435.5	3.5	0.32
					442.5	445.0	2.5	1.31
					448.0	452.5	4.5	0.34
					455.5	488.0	32.5	1.52
				incl.	462.0	464.0	2.0	18.65
					492.0	509.5	17.5	0.14
					512.5	517.0	4.5	0.05
					549.0	556.0	7.0	0.05
AR-18-187c1	327	-70	657.5	117	237.0	238.5	1.5	0.06
					275.5	352.5	77.0	0.09
				incl.	301.0	307.0	6.0	0.34
					387.0	393.0	6.0	0.02
					399.0	409.0	10.0	0.03
					419.0	430.0	11.0	0.03
					435.0	446.0	11.0	0.07
					477.5	482.5	5.0	0.07
					520.0	523.5	3.5	0.31
AR-18-187c2	327	-70	930.5	N/A	280.0	283.5	3.5	0.04
					299.0	359.5	60.5	0.13
					363.5	364.5	1.0	0.01
					394.5	433.0	38.5	0.21
				incl.	417.0	423.5	6.5	1.04
					455.0	457.0	2.0	0.03
					486.5	497.0	10.5	0.05
					513.5	524.5	11.0	0.04
					547.5	549.0	1.5	0.04
					892.5	893.5	1.0	0.06
AR-18-187c3	327	-70	914.5	N/A	278.5	282.0	3.5	0.03
					286.5	353.5	67.0	0.10
					357.5	361.0	3.5	0.02
					406.5	414.0	7.5	0.05
					426.0	430.0	4.0	0.03
					535.0	537.0	2.0	0.04
					546.5	548.5	2.0	0.47
					552.5	560.5	8.0	0.05
					563.5	580.0	16.5	0.04
					583.5	585.5	2.0	0.08
					596.5	605.0	8.5	0.21
AR-18-187c4	327	-70	918.5	N/A	282.0	332.5	50.5	0.19
					339.0	341.5	2.5	0.03
					389.0	390.5	1.5	0.02
					399.0	408.0	9.0	0.06
					412.5	427.0	14.5	0.46
				incl.	422.5	426.5	4.0	1.15
					447.5	461.5	14.0	0.06
					469.0	470.0	1.0	0.03
					474.5	475.0	0.5	0.03
					675.5	679.5	4.0	0.06
AR-18-188c1	327	-70	519	125.65	420.0	420.5	0.5	0.01
					432.0	433.0	1.0	0.02
					477.5	478.0	0.5	0.02
					483.5	489.0	5.5	0.10
AR-18-188c2	327	-70	582	N/A	427.5	429.0	1.5	0.03
					432.5	434.5	2.0	0.06
					486.5	487.0	0.5	0.04
					492.0	495.0	3.0	0.23
					500.0	508.0	8.0	0.99
				incl.	505.5	506.5	1.0	5.32
AR-18-188c3	327	-70	597	N/A	440.0	440.5	0.5	0.06
					443.5	444.5	1.0	0.04
					495.0	496.0	1.0	0.02
					506.5	512.0	5.5	0.07
					517.0	527.0	10.0	0.19
AR-18-189c1	327	-70	984.5	128	854.0	861.0	7.0	0.06
					866.0	871.0	5.0	0.39
					884.5	886.0	1.5	0.03
AR-18-189c2	327	-70	1056.5	N/A	No significant intersections
AR-18-189c3	327	-70	972.5	N/A	828.5	836.5	8.0	0.18
					843.5	855.0	11.5	0.06
					862.5	874.0	11.5	0.14
					879.5	887.0	7.5	0.25
AR-18-189c4	327	-70	930.5	N/A	819.0	826.0	7.0	1.78
				incl.	822.5	824.5	2.0	5.86
					832.0	868.5	36.5	0.56
				incl.	836.5	844.5	8.0	1.68
					872.5	874.0	1.5	0.03
AR-18-189c5	327	-70	915.5	N/A	424.5	425.0	0.5	0.02
					798.5	802.5	4.0	1.10
					806.5	808.5	2.0	0.04
					812.5	813.0	0.5	0.05
					816.5	817.0	0.5	0.06
					829.5	832.5	3.0	0.32
					836.0	842.0	6.0	0.17
AR-18-195c1	327	-70	519.5	N/A	395.5	396.0	0.5	0.07
					406.0	407.0	1.0	0.05
					409.5	410.5	1.0	0.22
					414.0	415.0	1.0	2.14
					428.5	432.0	3.5	2.01
					436.0	465.0	29.0	0.68
				incl.	445.5	450.5	5.0	1.40
					480.0	481.5	1.5	0.03
AR-18-195c2	327	-70	543.5	N/A	404.5	406.5	2.0	0.33
					409.0	409.5	0.5	0.03
					415.5	416.0	0.5	1.24
					420.0	421.0	1.0	0.22
					431.0	433.0	2.0	2.93
					441.5	451.0	9.5	0.53
					457.0	469.5	12.5	0.13
					472.5	486.0	13.5	1.18
AR-18-195c3	327	-70	501.5	N/A	385.0	405.0	20.0	0.06
					429.0	433.0	4.0	0.03
					436.0	438.5	2.5	0.07
					443.0	444.0	1.0	0.02
AR-18-197c1	327	-70	630.5	N/A	438.0	439.5	1.5	0.02
					522.5	523.0	0.5	0.02
					563.0	564.5	1.5	0.84
					575.5	576.5	1.0	2.41
					587.0	601.0	14.0	0.08
					606.0	630.5	24.5	0.07
AR-18-197c2	327	-70	813.5	N/A	585.0	585.5	0.5	0.97
					594.5	598.0	3.5	0.07
					610.5	621.5	11.0	1.38
					624.0	629.5	5.5	0.07
					634.0	637.0	3.0	0.02
					690.0	699.0	9.0	0.09
					703.5	704.0	0.5	0.12
					719.0	719.5	0.5	0.17
					753.0	753.5	0.5	0.05
					765.0	773.0	8.0	0.24
AR-18-197c3	327	-70	723.5	N/A	549.0	549.5	0.5	0.01
					586.0	586.5	0.5	0.38
					589.5	590.5	1.0	0.31
					595.0	596.0	1.0	3.00
					619.5	621.0	1.5	2.18
					630.5	631.0	0.5	0.08
					634.5	635.0	0.5	0.22
					638.0	655.5	17.5	1.10
					658.0	661.5	3.5	0.10
					664.5	687.5	23.0	0.07
					703.0	703.5	0.5	0.06
					706.0	708.5	2.5	0.07
					711.0	717.0	6.0	0.02
AR-18-197c4	327	-70	858.5	N/A	607.0	608.5	1.5	3.31
					615.5	616.5	1.0	0.18
					632.5	633.5	1.0	3.90
					641.0	646.5	5.5	0.46
					658.5	660.5	2.0	0.02
					664.0	665.0	1.0	0.05
					667.5	668.0	0.5	0.05
					674.5	689.0	14.5	0.49
					696.0	698.0	2.0	0.02
					703.5	704.5	1.0	0.01
					707.5	708.5	1.0	0.02
					714.5	718.5	4.0	0.02
					726.5	727.5	1.0	0.03
					744.0	745.5	1.5	0.03
					758.5	760.0	1.5	0.07
					784.5	786.5	2.0	0.19
					789.5	790.5	1.0	0.08
					827.0	832.0	5.0	0.17
					835.5	838.0	2.5	0.11
AR-18-200c1	327	-70	885.5	121.2	489.5	492.5	3.0	0.10
					530.5	532.5	2.0	0.23
					536.0	537.0	1.0	0.76
					606.5	607.0	0.5	0.34
					627.5	630.0	2.5	0.44
					634.5	635.0	0.5	0.16
					645.5	646.0	0.5	0.08
					651.0	654.0	3.0	0.25
					657.0	689.5	32.5	0.11
					705.5	710.5	5.0	0.14
					714.0	721.0	7.0	0.08
					728.5	729.0	0.5	0.16
					737.5	740.5	3.0	0.06
					743.5	759.5	16.0	0.99
					763.5	774.0	10.5	0.31
AR-18-200c2	327	-70	900	N/A	531.0	532.0	1.0	0.17
					535.5	537.0	1.5	0.09
					645.0	647.5	2.5	0.32
					652.5	653.0	0.5	0.01
					672.5	692.0	19.5	0.15
					701.0	703.5	2.5	0.11
					721.5	736.5	15.0	0.10
					739.0	775.0	36.0	1.03
					778.0	782.0	4.0	0.09
					835.0	835.5	0.5	0.03
AR-18-200c3	327	-70	882.5	N/A	618.5	619.0	0.5	0.17
					645.0	645.5	0.5	0.39
					648.5	649.0	0.5	0.04
					664.0	664.5	0.5	0.04
					667.0	675.5	8.5	0.04
					679.0	684.0	5.0	0.24
					693.5	699.5	6.0	0.11
					715.0	727.0	12.0	0.04
					730.0	749.0	19.0	0.12
					758.0	761.0	3.0	1.00
					765.5	770.5	5.0	0.11
					810.5	811.0	0.5	0.04
AR-18-200c4	327	-70	870.5	N/A	503.0	503.5	0.5	0.09
					514.5	515.0	0.5	0.04
					521.5	522.0	0.5	0.35
					611.5	616.5	5.0	0.48
					628.5	631.5	3.0	0.04
					634.5	639.0	4.5	0.37
					643.0	645.0	2.0	0.04
					649.5	652.0	2.5	0.07
					654.5	661.0	6.5	0.04
					675.5	682.0	6.5	0.08
					721.5	744.0	22.5	0.60
					747.5	761.0	13.5	0.31
					765.5	768.5	3.0	0.13
					773.0	778.0	5.0	0.24
					781.5	788.5	7.0	0.16
					791.5	793.0	1.5	0.05
					796.0	799.0	3.0	0.50
AR-18-202c1	327	-70	600.5	N/A	451.0	452.0	1.0	0.06
					459.0	465.0	6.0	0.10
					473.0	474.5	1.5	0.03
					477.5	483.0	5.5	0.69
					485.5	487.0	1.5	0.16
					495.0	509.5	14.5	0.40
					512.0	523.5	11.5	1.00
					528.0	529.0	1.0	0.35
					532.0	537.0	5.0	3.35
				incl.	534.0	536.0	2.0	7.67
					540.5	542.0	1.5	0.22
					546.0	551.5	5.5	0.02
					554.5	556.5	2.0	0.01
					561.5	571.0	9.5	0.03
					596.0	597.0	1.0	0.02
AR-18-202c2	327	-70	621.5	N/A	455.0	457.5	2.5	0.03
					460.0	468.5	8.5	0.08
					478.5	479.5	1.0	0.06
					483.5	484.5	1.0	1.48
					494.5	495.5	1.0	0.02
					505.5	509.5	4.0	0.82
					516.5	517.0	0.5	0.34
					522.0	524.5	2.5	0.55
					528.0	530.0	2.0	1.13
					532.5	533.0	0.5	0.06
					544.0	544.5	0.5	0.37
					548.0	552.0	4.0	0.07
					571.5	576.5	5.0	3.86
				incl.	572.0	573.0	1.0	13.90
					580.0	584.5	4.5	0.04
					593.5	595.5	2.0	0.05
					603.5	617.5	14.0	0.15
AR-18-205c1	355	-70	571	103.15	No significant intersections
AR-18-206c1	327	-68	777.5	103.95	500.5	504.0	3.5	0.06
					551.5	557.5	6.0	0.16
					575.5	576.0	0.5	0.07
					584.0	585.5	1.5	0.93
					634.5	635.0	0.5	5.58
					648.0	657.5	9.5	0.40
					672.0	677.5	5.5	0.81
					681.0	690.0	9.0	0.69
					694.5	700.0	5.5	0.04
					709.5	718.0	8.5	0.02
					721.5	726.5	5.0	0.03
					732.0	758.0	26.0	0.04
					761.5	771.0	9.5	0.24
AR-18-207c1	327	-68	1083.5	123.4	573.0	576.0	3.0	0.14
					580.5	581.0	0.5	0.05
					712.0	712.5	0.5	0.36
AR-18-208c1	327	-68	802.7	108.15	562.0	562.5	0.5	0.11
					596.5	598.5	2.0	0.02
					637.5	638.0	0.5	0.60
					662.0	662.5	0.5	0.03
					686.0	689.0	3.0	0.35
					717.5	722.5	5.0	0.06
					743.5	746.5	3.0	0.05
AR-18-209c1	327	-68	762.5	115.6	499.5	507.5	8.0	0.08
					553.5	554.0	0.5	0.02
					709.5	710.0	0.5	0.15

Parameters:

•	Maximum internal dilution 2.0 m downhole
•	Minimum thickness of 0.5 m downhole
•	Cutoff grade 0.01% U3O8
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

Table 2: Regional Exploration

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-18-190c1	315	-68	348	N/A	No Intersections
AR-18-191c1	315	-70	375	N/A	No Intersections
AR-18-192c1	315	-68	429	N/A	300.5	305.0	4.5	0.04
AR-18-193c1	315	-70	657.5	N/A	No Intersections
AR-18-194c1	315	-68	555.5	N/A	356.5	357.0	0.5	0.18
					374.0	376.0	2.0	0.03
					457.5	458.0	0.5	0.04
					470.0	470.5	0.5	0.05
					478.0	479.0	1.0	0.12
AR-18-196c1	315	-67	615.5	N/A	No Intersections
AR-18-198c1	315	-68	543	N/A	337.0	339.0	2.0	0.03
					343.0	344.0	1.0	0.02
					367.5	368.0	0.5	0.04
					455.0	465.0	10.0	0.07
				incl.	461.0	464.5	3.5	0.12
					468.5	469.5	1.0	0.01
AR-18-199c1	315	-68	567	N/A	345.5	354	8.5	0.02
					356.5	360	3.5	0.01
					374.5	383	8.5	0.12
				incl.	374.5	376.5	2	0.45
AR-18-199c2	315	-68	486	N/A	380.5	381	0.5	0.01
					402	403	1	0.05
AR-18-201c1	315	-66	444	N/A	247.5	253.5	6	0.02
AR-18-203c1	315	-66	510.5	N/A	244	245	1	0.02
					253.5	254	0.5	0.08
					284.5	285	0.5	0.02
					287.5	289.5	2	0.01
AR-18-204c1	315	-66	524	N/A	No Intersections
RK-18-120	140	-70	615.5	N/A	No Intersections
RK-18-121	340	-70	609	N/A	No Intersections
RK-18-122	320	-70	651.5	N/A	No Intersections
RK-18-123	340	-70	561.5	N/A	No Intersections
RK-18-124	340	-67	504.5	N/A	No Intersections
RK-18-125	320	-66	496	N/A	No Intersections
RK-18-126	327	-66	532.5	N/A	No Intersections
RK-18-127	345	-66	423.5	N/A	No Intersections
RK-18-128	320	-66	407	N/A	No Intersections
RK-18-129	325	-66	399	N/A	No Intersections

Parameters:

•	Maximum internal dilution 2.0 m downhole
•	Minimum thickness of 0.5 m downhole
•	Cutoff grade 0.01% U3O8
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112 , lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 09-JUL-18